[redacted]

13013920

KW 318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAFEGUARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 AUBURN DRIVE SUITE 300
(No. and Street)

CLEVELAND	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER MOONEY (216) 593-5095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOBE & LUCAS CPA'S, INC.
(Name – *if individual, state last, first, middle name*)

4807 ROCKSIDE ROAD, SUITE 510	INDEPENDENCE	OH	44131
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 3/9/13

OATH OR AFFIRMATION

I, PETER MOONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAFEGUARD SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Linda K. Konopinski
Notary Public, State of Ohio
Recorded in Cuyahoga County
My Commission Expires ~~April 23, 2012~~

LINDA K. KONOPINSKI
Notary Public, State of Ohio
Recorded in Cuyahoga County
My Comm. Expires May 3, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFEGUARD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

Hobe&Lucas Certified Public Accountants, Inc.

SAFEGUARD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

SAFEGUARD SECURITIES, INC.

DECEMBER 31, 2012

TABLE OF CONTENTS

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Safeguard Securities, Inc.
Beachwood, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of Safeguard Securities, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants

February 25, 2013

SAFEGUARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$ 38,708	
Prepaid expenses	7,103	
Marketable securities - trading securities	9,108	
Prepaid taxes	2,384	
Accounts receivable	131,846	$ 189,149
Other Assets		
Goodwill		27,500
		$ 216,649

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 763	
Accrued expenses	33,378	$ 34,141
Shareholder's Equity		
Common stock, no par value, 1,000 shares authorized 258 shares issued and outstanding	52,500	
Retained earnings	130,008	182,508
		$ 216,649

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue		
Fee based revenues	$ 25,538	
Commissions	4,819	
Mutual fund fees	28,433	
Insurance commissions	987,237	
RIA fees	452,065	$ 1,498,092
Expenses		
Commissions	973,366	
Payroll and related expenses	337,884	
Consulting and professional fees	13,900	
Clearing expenses	8,694	
Rent and utilities	44,320	
Insurance	46,527	
Office expenses	4,024	
Other expenses	31,736	1,460,451
Operating Income		37,641
Other Income/Expenses		
Interest income		692
Net Income Before Provision For Income Taxes		38,333
Provision For Income Taxes		6,389
Net Income		$ 31,944

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Total
Balance - January 1, 2012	$ 52,500	$ 98,064	$ 150,564
Net income		31,944	31,944
Balance - December 31, 2012	$ 52,500	$ 130,008	$ 182,508

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities		
Net income (loss)	$	31,944
Adjustments to reconcile net income to net cash used in operating activities:		
Increase (decrease) in cash from changes in operating activities:		
(Increase) decrease in accounts receivable		(15,458)
(Increase) decrease in prepaid expenses		(2,724)
Increase (decrease) in accounts payable		(19,846)
Increase (decrease) in accrued expenses		(18,261)
Net Cash Used In Operating Activities		(24,345)
Net Increase (Decrease) in Cash		(24,345)
Cash at Beginning of Year		63,053
Cash at End of Year	$	38,708
Supplemental Disclosure of Cash Flow Information		
Interest paid	$	-
Income taxes paid	$	14,534

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

Safeguard Securities, Inc. (the Company), a wholly-owned subsidiary of Source Companies, LLC (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) specializing in selling investment securities and is registered in various states.

The Company's current activities include participating in an execution and clearing agreement with an introducing clearing firm, the purchasing and redeeming of mutual funds and variable life insurance and annuities for customers, and investment management services. In many cases orders with the mutual funds and/or life insurance companies are placed in the customer's names, the shares or units are held by the funds' or insurance company's custodians, and the Company's only financial involvement is through receipt of commission checks from the mutual fund or insurance company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income.

The provision for income taxes at December 31, 2012 is comprised of the following:

Current	$ 6,389
Deferred	0
	$ 6,389

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended December 31, 2012. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2012, are cash and money market funds.

Marketable Securities - Trading Securities

Marketable securities are trading securities carried at market value with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill
Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2012, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2012.

NOTE 3 - FAIR VALUE

Generally Accepted Accounting Principles define fair value, establish a framework for measuring, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2012, marketable securities owned by the Company represented mutual funds at market value and are classified as Level 1 securities. Shares of stock in Ancora Income Fund Class D (a fund of Ancora Trust which is managed by Ancora Advisors, LLC, an entity that is under common control with the parent of the Company) comprised 100% of the Company's total investments at December 31, 2012. The securities are valued as follows:

Cost	$ 10,000
Unrealized loss	(893)
Fair market value	$ 9,108

Unrealized gains of $0 are included in net investment income for the year ended December 31, 2012.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses, such as salaries, rent and utilities, be paid by the Parent on behalf of the Company. Amounts are paid to the Parent to reimburse these expenses and total approximately $40,700 per month. Included in accounts payable at December 31, 2012 is $73 owed to the Parent.

The Company has an execution and clearing agreement with Ancora Securities, Inc. (Ancora), an affiliate under common control with the Parent. Fees were paid under this agreement in the amount of $7,148 for the year ended December 31, 2012.

NOTE 5 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, Safeguard Securities, Inc. had net capital of $145,521 which was $140,088 in excess of its required net capital of $5,000. Safeguard Securities, Inc.'s ratio of aggregate indebtedness to net capital was 23.79%.

NOTE 6 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, time to time, may exceed federally insured limits.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 25, 2013, the available date of issuance of the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

Schedule I

SAFEGUARD SECURITIES, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
12/31/2012

Net Capital	
Total shareholder's equity from statement of financial condition	$ 182,508
Less: Non-allowable assets:	
Prepaid expenses	(9,487)
Goodwill	(27,500)
	145,521
Net Capital Before Haircuts on Securities	
Haircuts on securities	(2,019)
Net Capital	$ 143,502
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 34,141
Computation of Basic Net Capital Requirement - 6 2/3% of Aggregate Indebtedness	$ 2,276
Minumum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 138,502
Excess Net Capital at 1,000%	$ 140,088
Ratio of Aggregate Indebtedness to Net Capital	23.79%

SAFEGUARD SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2012, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Hobe & Lucas

ertified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of
Safeguard Securities, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of Safeguard Securities, Inc. for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants

February 25, 2013

SAFEGUARD SECURITIES, INC.

AGREED-UPON PROCEDURES

DECEMBER 31, 2012

Hobe&Lucas Certified Public Accountants, Inc.

<u>**SAFEGUARD SECURITIES, INC.**</u>

<u>**AGREED-UPON PROCEDURES**</u>

<u>**DECEMBER 31, 2012**</u>

SAFEGUARD SECURITIES, INC.
DECEMBER 31, 2012

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Safeguard Securities, Inc.
Beachwood, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 01, 2012 to December 31, 2012, which were agreed to by Safeguard Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Safeguard Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Safeguard Securities, Inc.'s management is responsible for the Safeguard Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045442 FINRA DEC
SAFEGUARD SECURITIES INC 16*16
2000 AUBURN DR STE 300
CLEVELAND OH 44122-4328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,181.68
   B. Less payment made with SIPC-6 filed (exclude interest) (498.25)
   7/31/12
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 683.43
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 683.43
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 683.43
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Safeguard Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op
(Title)

Dated the 25 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,498,283
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,498,283
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,015,620
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8,693
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,750
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,026,113
2d. SIPC Net Operating Revenues	$ 472,670
2e. General Assessment @ .0025	$ 1,181.68

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